[redacted]

03002210

VF 3-5-03

50 3/6/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 31448
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20355

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Van der Moolen Options U.S.A. LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 Market Street, Suite 510
(No. and Street)

Philadelphia, (City) Pennsylvania (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip H. Gocke 215 864 9900
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, middle name)

1177 Avenue of the Americas (Address) New York (City) New York (State) 10036 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 3 2003
WASH, D.C.
165

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

3/19/2003

OATH OR AFFIRMATION

I, Philip H. Gocke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Van der Moolen Options U.S.A. LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

NOTARIAL SEAL
TINA MAIORANO, Notary Public
City of Philadelphia, Phila. County
My Commission Expires December 16, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditors report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 2410.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Member of
Van der Moolen Options U.S.A. LLC and Subsidiary:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Van der Moolen Options U.S.A. LLC and its Subsidiary (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company for the year ended December 31, 2002, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Determining compliance with the exemptive provisions of Rule 15c3-3; and
3. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Chicago Board of Options Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2003

Van der Moolen Options U.S.A. LLC and Subsidiary
(indirect wholly owned subsidiary of Van der Moolen Holding N.V.)

Consolidated Statement of Financial Condition
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Member of
Van der Moolen Options U.S.A. LLC and Subsidiary:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Van der Moolen Options U.S.A. LLC and Subsidiary (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This consolidated financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

As described in Note 9 to these consolidated financial statements, the Company has been provided with a letter from its ultimate parent, Van der Moolen Holding N.V., whereby the Company will receive an aggregate of $15,000,000 should it need such amounts to meet regulatory requirements or obligations to vendors, employees, other securities dealers or other parties, for a period of up to one year through February 27, 2004.

PricewaterhouseCoopers LLP

February 28, 2003

Van der Moolen Options U. S. A. LLC and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2002

Assets:		
Cash	$	254,588
Financial instruments owned (Note 3)		
Marketable, available for pledge, at market value		62,527,821
Not readily marketable, at estimated fair value		160,000
Receivable from clearing brokers (Note 5)		136,281,488
Memberships in exchanges, at cost (Note 7)		694,500
Current taxes receivable		191,949
Receivable from affiliate (Note 9)		1,000,000
Fixed assets, at cost, less accumulated depreciation of $66,022		85,594
Other assets		257,612
Total assets	$	201,453,552
Liabilities and Member's Deficit		
Liabilities:		
Financial instruments sold, but not yet purchased, at market value (Note 3)	$	195,128,639
Accounts payable and accrued expenses		189,853
		195,318,492
Commitments and contingent liabilities (Note 8)		
Subordinated loans (Note 9)		11,000,000
Member's Deficit		
Total Member's deficit		(4,864,940)
Total liabilities and Member's deficit	$	201,453,552

The accompanying notes are an integral part of this consolidated financial statement.

1. ORGANIZATION

Van der Moolen Options U.S.A. LLC (the "Company") is a registered equity option specialist and equity market maker on the Philadelphia Stock Exchange; a Designated Primary Market Maker and market maker on the Chicago Board of Options Exchange ("CBOE"); an Electronic Access Member on the International Securities Exchange and is involved in proprietary trading of stocks and options. The Company, through its wholly owned subsidiary Tague Securities GmbH ("GmbH"), was a market maker in equity and index options in Frankfurt, Germany on the EUREX Exchange until April 22, 2002 at which time operation ceased and the subsidiary was made dormant. The Company is a Delaware Limited Liability Company and is wholly-owned by Mill Bridge V, Inc. ("MB"), which is an indirect wholly-owned subsidiary of Van der Moolen Holding N.V.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:

The consolidated financial statement includes the accounts of the Company and its wholly owned subsidiary, GmbH. All intercompany transactions have been eliminated in consolidation.

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Cash Equivalents:

The Company has defined cash equivalents as treasury bills held at banks with original maturities of less than ninety days that are not held for sale in the ordinary course of business. The Company had no cash equivalents as of December 31, 2002.

Financial Instruments:

Purchases and sales and the related gains and losses on financial instruments (principally listed options and securities) and related expenses are recorded on a trade date basis.

Receivables and payables for financial instruments transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition as receivable or payable to clearing broker for each respective clearing broker.

Investments in limited partnerships are carried under the equity method of accounting, which approximates fair value.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued):

Fair value for financial instruments owned and sold, but not yet purchased are based on market prices or broker or dealer quotations. Financial instruments not readily marketable are valued at fair value, as determined by management.

Translation of Foreign Currencies:

Consolidated financial statement amounts denominated in foreign currencies are translated at year-end rates of exchange.

Memberships in Exchanges:

Exchange memberships are recorded at cost or, if any other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment in value.

Cash Surrender Value of Life Insurance:

Cash surrender value of life insurance consists primarily of contractual rights under split-dollar life insurance agreements on the lives of certain officers and directors. The policies are owned by the trusts of the officers and directors. The Company pays the premiums on the policies. Such amounts are included in other assets on the Consolidated Statement of Financial Condition. At December 31, 2002 this was $250,199.

Upon death or departure of an insured party, the insured party's trust must repay all loans against the policy for premiums previously paid by the Company. Additionally, policy proceeds in excess of the amount (net premiums paid plus interest) due to the Company under terms of the split-dollar insurance agreements (cash surrender value) will be distributed to the designated beneficiaries of the insured party.

Fixed Assets:

Fixed assets which consist of furniture, equipment, software and leasehold improvements are recorded at cost net of accumulated depreciation. Depreciation and amortization are provided by accelerated methods over the estimated useful lives of the assets, which range from five to seven years. Expenditures which substantially increase useful lives are capitalized. Maintenance and repairs are expensed as incurred.

Income Taxes:

Income taxes are provided under the provisions of Statement of Financial Accounting Standard No. 109,"Accounting for Income Taxes." As a single member LLC, the Company is treated as a division of its parent for tax purposes. Accordingly, the Company recognizes the current and deferred tax consequences of all transactions recognized in the Consolidated Financial Statements, calculated based on the provisions of enacted laws, including the tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely then not they will not be realized.

3. FINANCIAL INSTRUMENTS

In the ordinary course of business, the Company trades financial instruments involving off-balance sheet market risk.

The Company clears all of its securities and options transactions through its clearing brokers. The Company trades only equities and options contracts listed on a US or international stock/option exchange. Pursuant to the terms of the agreement between the Company and the clearing brokers, the clearing brokers are not required to honor exchange based transactions executed by the Company and where the Company and the counterparty have not agreed to all terms. Once terms between the Company and the counterparty are agreed upon, the clearing broker is notified and clears the transaction. There were no such open, uncleared transactions at December 31, 2002.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

The Company writes put options that may require it to purchase assets from the options holder at a specified date in the future. The Company considers written options that require delivery of the underlying asset to be guarantees as described in FIN 45. The Company reduces its exposures to these contracts by entering into offsetting transactions or by entering into contracts that hedge the market risk. At December 31,2002, the market value of these options was $14,239,412.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Derivative Financial Instruments:

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at market value. If market prices are not readily available, fair value is utilized. Market value for exchange-traded derivatives, principally futures and options, is based on quoted market prices. The gains or losses on derivatives used for trading purposes are included in net gain on securities trading.

Premiums and unrealized gains for written and purchased option contracts are recognized gross in the consolidated statement of financial condition.

In addition, the Company has sold financial instruments that it does not currently own and will therefore be obligated to purchase such financial instruments at a future date. The Company has recorded these obligations in the consolidated financial statements at December 31, 2002, at market value of the financial instruments and will incur a loss if the market value of the financial instruments increases subsequent to December 31, 2002.

3. FINANCIAL INSTRUMENTS (Continued):

The Company uses statistical methodology to assist in managing its exposure to such market risks. As a result, the Company takes positions in such financial instruments that reduce its total exposure to changes in market conditions.

Financial instruments owned and sold, but not yet purchased:

Financial instruments owned and sold, but not yet purchased at December 31, 2002 at market value, consisted of the following:

	Owned	Sold, But Not Yet Purchased
Common stocks	$ 17,088,705	$ 134,375,334
Listed equity options	45,439,116	60,753,305
	$ 62,527,821	$ 195,128,639

Not readily marketable securities consist of the Company's investment in three private companies. These investments are valued at cost, which management has determined approximates fair value. At December 31, 2002, these securities at estimated fair values consist of the following:

Shares/Units	Company	Value
1,000	Healthworks Alliance, Inc.	$ 100,000
50,000	Adaptiv Learning Systems LP	50,000
10	First Options of Chicago, Inc. Series A Preferred	10,000
		$ 160,000

4. LIMITED PARTNERSHIP INVESTMENT

The Company was a member in Midwest Partners, LLC, an Illinois Limited Liability Company, which acted as a Designated Primary Market Maker on the Chicago Board of Options Exchange. The Company's membership was sold on October 23, 2002 for a consideration of $1,875,000. Midwest Partners, LLC was dissolved on December 5, 2002.

5. RECEIVABLE FROM CLEARING BROKERS

The amounts receivable from clearing brokers at December 31, 2002 consisted of the following:

	Receivable
Margin account with First Options of Chicago, Inc.	$ 136,239,354
Margin account with Fortis Bank (Nederland) N.V., Germany	42,134
	$ 136,281,488

The First Options of Chicago, Inc. balance represents the net proceeds of financial instruments sold, but not yet purchased and financial instruments owned. Such amounts are subject to margin and other requirements and may not be available for general use, except to close out open short positions.

6. CONCENTRATIONS OF CREDIT RISK AND FINANCING ACTIVITIES

At December 31, 2002, substantially all of the Company's financial instruments owned, financial instruments sold, not yet purchased and receivable from clearing broker are amounts held by its clearing brokers. At December 31, 2002, a credit concentration with the clearing brokers consisted of approximately $3,680,670, representing the net market value of the Company's trading accounts. The Company monitors the credit worthiness of the clearing brokers to mitigate the Company's exposure to credit risk. The agreements with the Company's clearing brokers permit the Company's securities and financial instruments to be pledged to clearing broker, depositories and other financial institutions for the purpose of financing the Company's trading activities.

7. MEMBERSHIPS IN EXCHANGES

Stock exchange memberships owned by the Company are reflected at cost at December 31, 2002 and consist of the following:

	Cost	Market Value
Chicago Board of Options	$ 465,000	$ 156,000
Philadelphia Stock Exchange with option privileges	228,500	129,000
Philadelphia Board of Trade	1,000	1,000
Total	$ 694,500	$ 286,000

8. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2002 are approximately as listed below:

For the year ended December 31,		
2003	$	119,278
2004		178,062
2005		178,055
2006		150,705
Total	$	626,100

9. RELATED PARTY TRANSACTIONS

The Company had a promissory note due to Van der Moolen International, B.V. Inc. (a wholly owned subsidiary of Van der Moolen Holding N.V) totaling $4,500,000 which matured on February 28, 2002, and which was reissued as a subordinated loan maturing February 15, 2005. The Company has additional subordinated loans due to Van der Moolen International B.V. Inc. of $1,500,000 due April 5, 2005, $1,000,000 due May 6, 2005, $3,000,000 due July 15, 2005, and $1,000,000 due September 12, 2005, each of which bear 8% interest paid quarterly. Such subordinated loans cannot be repaid to or at maturity if such loans are required for compliance with regulatory capital requirements and any such payments are subject to approval from the CBOE.

The subordinated loans have been approved by the CBOE as includable capital for the Company's 15c3-1 net capital calculation.

The Company has evaluated its ability to meet future operating expenses, cash needs and anticipated regulatory capital requirements to ensure its business operations can continue without interruption. Based on this evaluation, Van der Moolen Holding N.V. has undertaken to provide additional funding as may from time to time be required in the form of cash capital contributions or subordinated debt up to a maximum of $15,000,000 through February 27, 2004. Such amount is considered to be sufficient by management of the Company to meet both regulatory/ or business requirements of the Company for such period.

The Company deposited $1,000,000 with Van der Moolen International, B.V. on November 6, 2002 which earns 8% interest paid quarterly. The loan is repayable on demand.

10. INCOME TAXES

The Company is treated as a disregarded entity for federal income tax purposes. Under an informal tax sharing arrangement MB does not allocate to the Company its share of income tax expense/benefit based on the Company's proportionate contribution to Van der Moolen U.S.A. Inc.'s consolidated net income or loss. As a result, any tax benefits for the year ended December 31, 2002 are fully provided for through a 100% valuation allowance.

The results of the Company's operations are included in a consolidated U.S. federal income tax return. The results of the Company's operations are also subject to state taxation in various jurisdictions.

The benefit for deferred income tax which results in a tax asset and the related valuation allowance are as follows:

		As of December 31, 2002
Deferred tax asset	$	3,503,409
Less – valuation allowance		(3,503,409)
Net deferred tax asset on Statement of Financial Condition	$	-

The Company is subject to corporate income tax and trade tax on earnings from GmbH. In addition, the Company's GmbH earnings are subject to the "solidarity surcharge" related to the unification of Germany.

The current tax receivables of $191,949 represents the tax refunds from German tax authorities for taxes withheld on interest and dividends.

GmbH's operations were ceased on April 22, 2002. As a result the Company has established a 100% valuation allowance for the deferred tax asset as there is no assurance that sufficient taxable income will be generated in future which will enable this deferred tax asset to be realized. As of December 31, 2002, this valuation allowance was $133,950.

11. DISCONTINUED OPERATIONS

GmbH's operations ceased on April 22, 2002 pursuant to a plan which included the cessation of trading activity and placing the Company into a dormant status. At December 31, 2002, GmbH had assets (included in this Consolidated Statement of Financial Condition) represented by cash of $121,667, taxes receivable of $191,949, receivable from clearing broker $40,134 and had liabilities represented by payables of $15,187.

12. DEFERRED COMPENSATION PLAN

Effective April 2, 1999, MB and Tague Securities Corporation ("TSC") (an entity controlled by one of the former owners of the Company) established deferred compensation contracts for certain officers and key employees of the Company. On November 1, 2001, the Company, MB and TSC entered into an agreement with an escrow agent whereby funds necessary to satisfy deferred compensation payments were transferred to the escrow agent. The amount transferred to the escrow agent in cash on November 1, 2001 was $1,330,000 which was used to satisfy the amount of deferred compensation payments made on April 1, 2002.

13. 401(K) PROFIT SHARING PLAN

The Company sponsors a qualified 401(k) Profit Sharing Plan. All employees are eligible to participate in the Company's 401(k) plan as long as they meet certain age and length-of-service requirements.

14. NET CAPITAL REQUIREMENTS

The Company clears its U.S. securities transactions through First Options of Chicago, Inc. ("FOC"). FOC is responsible for the securities haircuts on all specialist and market maker positions.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and the Rules of the CBOE. This requires the maintenance of minimum net capital by requiring the ratio of aggregate indebtedness to net capital, as defined, to not exceed 15 to 1. As of December 31, 2002, the Company had net capital of $4,129,057 which was $4,029,057 in excess of its required net capital of $100,000. The Company's net capital ratio to aggregate indebtedness was .05 to 1.

15. POST RETIREMENT BENEFITS

In connection with MB's acquisition of the Company, and MB's acquisition of TSC's interest in the Company, certain post-retirement benefits are due to a former owner of the Company. The Company is obligated to make future payments of $43,500 to continue such benefits through March 31, 2005.